UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(g)

Applicant Names: Exchange Traded Concepts Trust
Exchange Listed Funds Trust
Exchange Traded Concepts, LLC

File Number: 812-15761

The applicants did not respond within 120 days, in writing, to the comments the Commission staff provided on the above-referenced application on March 11, 2026. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.